UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                           Publicker Industries, Inc.
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                         (Title of Class of Securities)

                                    744635129
                                 (CUSIP Number)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 744635129

1        Names of Reporting Persons or
         S.S. or I.R.S. Identification Nos. of Above Person

                  Kirr, Marbach & Company LLC

2        Check the Appropriate Box                   (a) [ ]
         if a Member of a Group                      (b) [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Indiana

NUMBER OF                  5        Sole Voting Power
SHARES
BENEFICIALLY                          549,100
OWNED BY
EACH                       6        Shared Voting Power
REPORTING
PERSON WITH                             0

                           7        Sole Dispositive Power

                                       549,100

                           8        Shared Dispositive Power

                                                0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  549,100

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                  Not Applicable

11       Percent of Class Represented by Amount in Row (9)

                  Less than 5%

12       Type of Reporting Person

                  IA

Item 1 (a)        Name of Issuer:

                           Publicker Industries, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                             1445 East Putnam Avenue
                             Old Greenwich, CT 06870

Item 2 (a)        Name of Person Filing:

           Kirr, Marbach & Company LLC ("Kirr Marbach"), a registered investment adviser

Item 2 (b) Address of Principal Business Office, or if none, Residence:

             The business address of Kirr Marbach is 621 Washington
                           Street, Columbus, IN 47201

Item 2 (c)        Citizenship:

                   Kirr Marbach is a limited liability company
                organized under the laws of the State of Indiana.

Item 2 (d)        Title of Class of Securities:

               Common Stock, $0.10 Par Value (the "Common Stock")

Item 2 (e)        CUSIP Number:

                                    744635129

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

               A.   [ ]     Broker or Dealer registered under Section 15 of the
                                            Act

               B.   [ ]     Bank as defined in section 3(a)(6) of the Act

               C.   [ ]     Insurance Company as defined in section 3(a)(19) of
                            the Act

               D.   [ ]     Investment company registered under section 8 of
                            the Investment Company Act

               E.   [X]     An investment adviser registered under section 203
                            of the Investment Advisers Act of 1940

               F.   [ ]     Employee  Benefit Plan,  Pension
                            Fund   which  is   subject   to  the
                            provisions     of    the    Employee
                            Retirement  Income  Security  Act of
                            1974 or Endowment  Fund; see section
                            240.13d-1(b)(1)(ii)(F)

               G.   [ ]     Parent Holding Company, in accordance with section
                             240.13d-1(b)(ii)(G) (Note: See Item 7)

               H.   [ ]     Group, in accordance with section
                             240.13d-1(b)(1)(ii)(H)

Item 4   Ownership:

                  Item 4 (a) Amount Beneficially Owned:

                           549,100

                  Item 4 (b) Percent of Class:

                           Less than 5%


Item 4 (c) Number of shares as to which such person has:

               (i)        sole power to vote or to direct the vote: 549,100

               (ii)       shared power to vote or to direct the vote:  None

               (iii)      sole power to dispose or to direct the disposition of:
                                            549,100

               (iv) shared power to dispose or to direct the disposition of: None

Item 5 Ownership of Five Percent or less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of secruities, check the following [X].

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                           Not Applicable.

Item 8   Identification and Classification of Members of the Group:

                           Not Applicable.

Item 9   Notice of Dissolution of Group:

                           Not Applicable.

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 1998

                                            KIRR MARBACH & COMPANY, LLC



                                            By /s/ Mickey Kim
                                              Mickey Kim, Member